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08026234

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 25 2008

Washington, DC
110

SECU   IMISSION

SEC FILE NUMBER
8-28026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING _____ 01/01/07 _____ AND ENDING _____ 12/31/07
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AKAR CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551   WEST   SUNRISE   BOULEVARD,   SUITE   102A
                              (No. and Street)

PLANTATION   FLORIDA   33322
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR   (954) 476-7011
                                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
                    (Name -- if individual, state last, first and middle name)

7075 Grenville Road   Tallahassee   Florida   32309
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 29 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410(2-89)



OATH OR AFFIRMATION

I, __EMIL A. AKAR__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AKAR CAPITAL MANAGEMENT, INC.__, as of __DECEMBER 31, 2007__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC-STATE OF FLORIDA
Robert Larrick
Commission # DD544084
Expires: APR. 29, 2010
Bonded Thru Atlantic Bonding Co., Inc.

Emil A. Akar

Signature

Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the   Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of   consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous   audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AKAR CAPITAL MANAGEMENT, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have audited the accompanying balance sheet of **Akar Capital Management, Inc.** as of December 31, 2007 and 2006 and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Akar Capital Management, Inc.** as of December 31, 2007 and 2006, and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 6, 2008

1

AKAR CAPITAL MANAGEMENT, INC.

BALANCE SHEET

DECEMBER 31, 2007 AND 2006

	2007	2006
A S S E T S		
CURRENT ASSETS:		
Cash	$ 50,086	$ 51,340
Accounts receivable	13,065	15,193
Prepaid expenses	2,820	2,650
Total current assets	65,971	69,183
FURNITURE, EQUIPMENT AND LEASEHOLDS AT COST:		
Furniture, equipment and leaseholds	75,622	70,822
Less accumulated depreciation	57,834	55,354
Net furniture and equipment	17,788	15,468
OTHER ASSET:		
Rent deposit	-	1,392
TOTAL	$ 83,759	$ 86,043
LIABILITIES AND STOCKHOLDER EQUITY		
CURRENT LIABILITIES:		
Cash overdraft	$ 434	$ 1,801
Accounts payable and accrued expenses	6,296	2,490
Commissions payable	1,902	418
Payroll taxes payable	1,669	1,870
Total current liabilities	10,301	6,579
STOCKHOLDER EQUITY:		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	20	20
Additional paid-in capital	20,943	20,943
Retained earnings	52,495	58,501
Total stockholder equity	73,458	79,464
TOTAL	$ 83,759	$ 86,043

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		2007		2006
REVENUES:				
Commisions	$	206,613	$	231,311
Management fee income		94,921		88,014
Other income		32,481		4,892
Total revenue		334,015		324,217
EXPENSES:				
Clearing charges		33,354		32,112
Commissions and wages		85,578		92,410
Data and regulation		12,505		12,339
Rent expense		14,276		15,812
Other expenses		118,645		107,920
Total expenses		264,358		260,593
INCOME BEFORE TAXES		69,657		63,624
PROVISION FOR INCOME TAXES		-0-		-0-
NET INCOME		69,657		63,624
RETAINED EARNINGS - Beginning of year		58,501		60,795
TOTAL		128,158		124,419
LESS DIVIDEND DISTRIBUTIONS		75,663		65,918
RETAINED EARNINGS - End of year	$	52,495	$	58,501

The accompanying notes are an integral part of these financial statements.

3

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
BALANCE - January 1, 2006	20	$ 20	$ 20 943	$ 60 795
Net income for year				63 624
Dividend distributions				(65 918)
BALANCE - December 31, 2006	20	20	20 943	58 501
Net income for year				69 657
Dividend distributions				(75 663)
BALANCE - December 31, 2007	20	$ 20	$ 20 943	$ 52 495

The accompanying notes are an integral part of these financial statements.

4

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		2007		2006
Cash Flow From Operating Activities:				
Net income				
	$	69,658	$	63,624
Adjustment to reconcile net income to				
net cash provided by (used in) operating activities:				
Depreciation		2,504		11,442
(Increase) in accounts receivable		2,128		9,856
(Increase) in prepaid expenses		(170)		(22)
Increase (decrease) in accounts payable		3,806		1,483
Increase (decrease) in commissions payable		1,484		(2,615)
Increase (decrease) in payroll taxes payable		(201)		(373)
Net cash flow provided by operating activites		79,209		83,395
Cash Flow From Investing Activities:				
Purchase of furniture and equipment		4,800		16,835
Net cash flow provided by (used in)				
investing activities		(4,800)		(16,835)
Cash Flow From Financing Activities:				
Dividend distribution to officer shareholder		75,663		65,918
Net cash flow provided by (used in)				
financing activities		(75,663)		(65,918)
Net Increase (Decrease) In Cash		(1,254)		642
Cash At Beginning of Year		51,340		50,698
Cash At End of Year	$	50,086	$	51,340

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

SUBORDINATED LIABILITIES AT JANUARY 1, 2006	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2006	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2007	$ -0-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982 as Don Charles Investment Group, Inc. On March 27, 1984 the Company changed its name to Charles, Akar & Associates, Inc. On March 8, 2002 the Company changed its name to Akar Capital Management, Inc. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida and Lebanon. The Company also collects quarterly fees for investment portfolio advice and service.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three or ten year period.

CASH EQUIVALENTS – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

7

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2007 and 2006 the net capital ratio was 0.20 to 1 and 0.11 to 1 and net capital was $52,766 and $59,650 which exceeded the minimum net capital requirement by $47,766 and $54,650.

NOTE 4 - CASH

Included in cash is a $50,083 and $50,304, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company rented its office space for $1,057 per month plus the common area maintenance charge under a lease which expired May 31, 2006. The office space was purchased by the officer/shareholder at the expiration of the previous lease and no new lease has been signed. The company paid the common area maintenance charge towards its rent the last seven months of 2006. The Company paid $10,247 in common area charges and $4,030 in real estate taxes toward its rent in 2007.

The officer and shareholder maintains management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar and acts as the investment manager of the Company. Emil A. Akar the managing member of Akar Management Group, LLC is also the sole shareholder of Akar Capital Management, Inc. through whom all security transactions are conducted. In 2007 and 2006, Akar Capital Management earned $14,900 and $15,032 in management fees, respectively. $4,175 and $829 was unpaid at each year end.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17 a-5

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages ten and eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, P.A.

Bruce Soule, CPA, PA

Certified Public Accountant

February 6, 2008

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2007 AND 2006

		2007		2006
COMPUTATION OF NET CAPITAL				
Total stockholder equity	$	73,458	$	79,464
Deductions and/or charges:				
Nonallowable assets:				
Excess cash deposit over requirement		(84)		(304)
Other assets		(2,820)		(4,042)
Furniture, equipment and leaseholds		(17,788)		(15,468)
NET CAPITAL	$	52,766	$	59,650

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT L REQUIREMENT

		2007		2006
Net capital required (greater of a or b)	$	5,000	$	5,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$	687	$	439
b. Minimum dollar of net capital required	$	5,000	$	5,000
Excess net capital	$	47,766	$	54,650

COMPUTATION OF AGGREGATE INDEBTEDNESS ᵋ INDEBTEDNESS

		2007		2006
Total aggregate indebtedness	$	10,301	$	6,579
Ratio of aggregate indebtedness to net capital		0.20:1		0.11:1

10

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a5 (CONTINUED)

DECEMBER 31, 2007 AND 2006

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2007 and 2006 was $58,651 and $62,267.

	2007	2006
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 58,651	$ 62,267
1. Increase in net capital due to trade date adjustment	241	158
2. Net increase in accounts payable	(6,043)	(2,471)
3. Excess cash deposit over requirement	(83)	(304)
Net capital per report	$ 52,766	$ 59,650

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Akar Capital Management, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

11

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

Stockholder
Akar Capital Managment, Inc.
Plantation, Florida

I have examined the financial statements of **Akar Capital Mangement, Inc.** for the year ended December 31, 2007 and have issued my report thereon, dated February 6, 2008. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

12

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON
<u>INTERNAL ACCOUNTING CONTROL</u>

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 6, 2008

13

